Exhibit 99.44

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

February 1, 2010	No. 10-02

Avalon Commences Exploration Drilling on East Kemptville
Tin-Indium Project, Yarmouth Co., Nova Scotia

Toronto, ON — Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF) (“Avalon” or the “Company”) is pleased to announce that it has commenced a 2,000 metre diamond drilling program on its exploration licences in the East Kemptville area, Yarmouth County, Nova Scotia. Ten holes are planned to test three target areas for tin-indium-copper-zinc mineralization similar to that of the past-producing East Kemptville tin deposit. Drilling commenced on January 18th and will continue for about three weeks. The Company is also re-evaluating the potential for renewed tin-indium production at the East Kemptville mine site in a Preliminary Economic Assessment (“PEA”), being conducted by Wardrop Engineering.

The East Kemptville deposit is a greisen, or hydrothermal replacement zone, associated with the contact of a regional granite intrusion known as the South Mountain batholith. This contact has been traced over a strike length of at least 10 km southwest from the mine site, where it is favourable for the occurrence of additional tin-indium-copper-zinc deposits. Limited outcrop exposure in the area necessitates the use of geophysical and geochemical methods to define drill targets. Several such targets have been defined through the compilation of historical data supplemented by new surveys completed intermittently by the Company over the past 18 months.

The top priority target is known as Gardner’s Meadows where a combined geophysical and geochemical anomaly company is supported by anomalous tin values reported from limited historical drilling. The anomaly was defined on the ground over an 800 metre strike length by recent induced polarization (IP) surveys, magnetics and soil surveys, using Mobile Metal Ion techniques (MMI). At least four holes will test this target. The entire work program has a budget of $500,000.

Growing demand for both tin and indium from the consumer electronics industry has resulted in strong prices and opportunities for new producers. In particular, tin is increasingly being used to replace lead in solders applied on electronic circuit boards due to lead toxicity issues. Europe, China and California have all recently passed laws requiring the use of lead-free solders in electronics, for which tin is the most economical and reliable substitute. Tin and indium are also used as an alloy in flat-screen display panels, while indium is alloyed with gallium in CIGS (Copper Indium Gallium Selenide) solar power panels, all of which are expanding markets.

Prices for tin have been quoted recently on the London Metal Exchange at over US$8.00/lb compared to less than US$2.00/lb when the mine ceased operations in 1992. Indium (99.99% purity) is currently trading at prices in excess of US$500/kg in China.

Drilling operations are being performed by Logan Drilling of Stewiacke, Nova Scotia under the field direction of consulting geologist Derek Thomas. Bruce Hudgins, P.Geo., Consulting Geologist and Avalon’s Vice-President, Exploration, William Mercer, Ph.D., P.Geo. are providing overall direction on the project. The qualified persons for the purposes of this news release are William Mercer and D.S. Bubar, P. Geo., President.

About Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF)
Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding:  78,801,698. Cash resources: approximately $16.5 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at office@avalonraremetals.com or phone William Mercer, Ph.D., P.Geo., VP Exploration, at 416-364-4938.  For general discussion and commentary on the rare metals, please visit www.raremetalblog.com.

This news release contains forward-looking information and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.